Exhibit 99.19

CONSENT OF R. SIROIS

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the technical report dated February 27, 2009 entitled “National Instrument 43-101 Technical Report: Westwood Project, Québec Canada” (the “Westwood Report”); (2) the annual information form of the Corporation dated March 23, 2012, which includes reference to my name in connection with mineral resource and reserve estimations for all of IAMGOLD’s properties as at December 31, 2011, technical information and the Westwood Report and the properties described therein; and (3) IAMGOLD’s Management’s Discussion and Analysis for the year ended December 31, 2011, which includes reference to my name in connection with mineral resource and reserve estimations for all of IAMGOLD’s properties as at December 31, 2011.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-175246) dated July 14, 2011.

Date: March 23, 2012

/s/ Réjean Sirois
Name: Réjean Sirois, eng. Title: Manager, Mining Geology